Joan S. Guilfoyle Senior Counsel 901 New York Avenue NW 3rd Floor East Washington, DC 20001-4432	Direct 202.524.8467 Main 202.618.5000 Fax 202.618.5001 jguilfoyle@loeb.com

March 22, 2024

Pearlyne Paulemon
Jeffrey Gabor
Division of Corporation Finance
Office of Real Estate and Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CO2 Energy Transition Corp. Amendment No. 2 to Registration Statement on Form S-1 Filed January 9, 2024 File No. 333-269932

Dear Ms. Paulemon and Mr. Gabor:

On behalf of our client, C02 Energy Transition Corp., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated January 31, 2024 (the “Comment Letter”) regarding the Company’s Amendment No. 12 to the Registration Statement on Form S-1 (the “Registration Statement”) filed January 9, 2024. Concurrent herewith, we are filing Amendment No. 3 to the Company’s Registration Statement reflecting the changes set forth below (“Amendment No. 3”) as well as the requisite exhibits. For ease of reference, we have reproduced the comment below in bold with our responses following the comments.

Form S-1/A filed on January 9, 2024

The Offering, page 13

1.	We note that throughout the prospectus you state that your initial stockholders will collectively own approximately 26.7% of our issued and outstanding shares after this offering. However, on page 17 you say that they will own 23.8% after this offering. Please revise to reconcile these inconsistencies and ensure that your calculation of the initial stockholders’ percentage ownership is correct.

RESPONSE: Due to further changes in the terms, the percentages have been corrected on page 17 and throughout the remainder of the document to be 27.6% of the issued and outstanding shares assuming no exercise of the over-allotment option but taking into account shares being purchased through the private placement units.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Pearlyne Paulemon Jeffrey Gabor March 22, 2024 Page 2

Exercise Period, page 15

2.	We note disclosure that you are not registering the shares of common stock issuable upon exercise of warrants; however, you have included these shares in the fee table filed as an exhibit to the registration statement. Please revise your disclosure accordingly.

RESPONSE: Amendment No. 3 has been revised on page 14 and page 132 to state that the shares underling the warrants were registered in accordance with the Staff’s comment.

Anticipated expenses and funding sources, page 21

3.	Please clarify what the “follow-on premium” is that would be paid to officers and directors at dissolution and how this would be calculated. Please also clarify whether the follow-on premium is included in the up to $100,000 of dissolution expenses that would be payable out of interest on assets held in the trust, as described in your discussion of the redemption of public shares on page 28.

RESPONSE: Amendment No. 3 has been revised on page 20 to clarify that the follow-on premium is for tail coverage upon dissolution.

Limited payments to insiders, page 29

4.	Please include the payments to be made to the sponsor under the Administrative Services Agreement you have filed as Exhibit 10.8 to the registration statement, and any other payments you expect to make to insiders.

RESPONSE: Page 28 of Amendment No. 3 has been revised in accordance with the Staff’s comment.

If we are deemed to be an investment company . . . , page 38

5.	We note your statement that the assets in your trust account will be securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act. Please disclose the risk that you could nevertheless be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless. Please also confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

RESPONSE: Amendment No. 3 has been revised on page 37 to add a new Risk Factor addressing this riskin accordance with the Staff’s comment.

Pearlyne Paulemon Jeffrey Gabor March 22, 2024 Page 3

6.	Please identify your current directors. We note that you have only identified director nominees in the table.

RESPONSE: Amendment No. 3 has been revised in accordance with the Staff’s comment. The only current director is Mr. Fox. Mr. Rodgers is Chief Executive Officer but not a director.

Item 16. Exhibits and Financial Statement Schedules, page II-5

7.	Please note that the registration statement must be signed by at least a majority of the board of directors. See Instruction 1 to Signatures in Form S-1.

RESPONSE: Please see response to comment 6. The signature page to Amendment No. 3 has been revised to reflect that.

8.	Please revise the form of underwriting agreement and legal opinion filed as Exhibits 1.1 and 5.1, respectively, to ensure that information is consistent with your prospectus with respect to the number and type of securities being offered. In this regard, we note that the number of units has been reduced, that the units now include rights to acquire common stock, and that you are registering the rights and underlying shares.

RESPONSE: Revised Exhibits 1.1 and 5.1 have been filed as exhibits to Amendment No. 3. A revised Form of Unit Certificate has also been filed as Exhibit 4.1.

9.	We understand that the Revised Securities Subscription Agreement dated January 13, 2022 and filed as Exhibit 10.5 to the registration statement has been superseded by and amended and restated subscription agreement dated December 1, 2023. Please file the December 1, 2023 subscription agreement as an exhibit to the registration statement.

RESPONSE: The revised Securities Subscription Agreement has been filed as an exhibit to Amendment No. 3.

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Pearlyne Paulemon Jeffrey Gabor March 22, 2024 Page 4

Please call me at (202) 524-8467 if you have any additional questions.

Sincerely,

/s/ Joan S. Guilfoyle
Joan S. Guilfoyle
Senior Counsel